                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                  Riverside Park Associates Limited Partnership
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)


                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
        (Names of Filing Persons (Identifying Status as Offeror, Issuer
                               or Other Person))


                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000




                            Calculation of Filing Fee

Transaction valuation*                      Amount of filing fee
----------------------                      --------------------
$11,776,300                                 $2,353.36

     * For purposes of calculating the fee only. This amount assumes the purchase of 280.15 units of limited partnership interest of the subject partnership for $42,000 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2143.15           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO       Date Filed: May 16, 2000
                      Amend. 1 to Schedule TO            June 14, 2000

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AIMCO PROPERTIES, L.P.
     84-1275721

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC, BK

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e))                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               83.42

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED DISPOSITIVE POWER

               83.42

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               83.42

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 14.7%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AIMCO-GP, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e))                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               --

     8.   SHARED VOTING POWER

               83.42

     9.   SOLE DISPOSITIVE POWER

               --

     10.  SHARED DISPOSITIVE POWER

               83.42

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               83.42

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 14.7%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     APARTMENT INVESTMENT AND MANAGEMENT COMPANY
     84-129577

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e))                                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

               200.6638

     8.   SHARED VOTING POWER

               83.4200

     9.   SOLE DISPOSITIVE POWER

               200.6638

     10.  SHARED DISPOSITIVE POWER

               83.4200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               284.0883

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 50.00%

14.  TYPE OF REPORTING PERSON

     CO

          AMENDMENT NO. 3 TO TENDER OFFER STATEMENT/ AMENDMENT NO. 8 TO
                                  SCHEDULE 13D

     This Statement (the "Statement") constitutes (a) Amendment No. 3 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Riverside Park Associates Limited Partnership (the "Partnership"); and (b) Amendment No. 8 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on May 14, 1999, by Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and AIMCO OP as amended by (i) Amendment No. 1, filed with the Commission on June 29, 1999, by AIMCO, AIMCO-GP and AIMCO OP, (ii) Amendment No. 2, filed with the Commission on July 9, 1999, by AIMCO, AIMCO-GP and AIMCO OP,
(iii) Amendment No. 3, filed with the Commission on July 16, 1999, by AIMCO, AIMCO-GP, and AIMCO OP, (iv) Amendment No. 4, filed with the Commission on August 6, 1999, by AIMCO, AIMCO-GP and AIMCO OP, (v) Amendment No. 5, filed with the Commission on May 16, 2000, by AIMCO, AIMCO-GP and AIMCO OP, (vi) Amendment No. 6, filed with the Commission on June 14, 2000, by AIMCO, AIMCO-GP and AIMCO OP and (vii) Amendment No. 7, filed with the Commission on June 26, 2000, by AIMCO, AIMCO-GP and AIMCO OP .

                                   ----------

     The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated May 15, 2000 (the "Offer"), the Supplement to the Offer to Purchase, dated June 14, 2000, the Supplement to the Offer to Purchase, dated June 23, 2000 and the Supplement to the Offer to Purchase, dated June 27,2000, Exhibits (a)(1),
(a)(4), (a)(7) and (a)(10) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 10. Financial Statements.

     The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report and for the Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12. Exhibits.

  (a)(1)      Offer to Purchase, dated May 15, 2000. (Previously filed.)
  (a)(2)(i) Letter of Transmittal and related Instructions. (Annex II to Exhibit (a)(1).)
  (a)(2)(ii)  Acknowledgment and Agreement. (Previously filed.)
  (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of the Partnership (Previously filed.)
  (a)(4) Supplement to Offer to Purchase, dated June 14, 2000. (Previously filed.)
  (a)(5) Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(4).)
  (a)(6) Letter, dated June 14, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)
  (a)(7) Supplement to Offer to Purchase, dated June 23, 2000. (Previously filed.)

  (a)(8) Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(7).)
  (a)(9) Letter, dated June 23, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)
  (a)(10)     Supplement to Offer to Purchase, dated June 27, 2000.
  (a)(11) Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(10).)
  (a)(12) Letter, dated June 27, 2000, from AIMCO OP to the limited partners of the Partnership.
  (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
  (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)
  (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)
  (d)         Not applicable.
  (g)         Not applicable.
  (h)         Not applicable.
  (z)(1) Agreement of Joint Filing, dated May 15, 2000, among AIMCO, AIMCO-GP and AIMCO OP. (Previously filed.)

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 2000                     AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/Patrick J. Foye
                                            ------------------------------------
                                             Executive Vice President


                                        AIMCO-GP, INC.


                                        By: /s/Patrick J. Foye
                                            ------------------------------------
                                             Executive Vice President


                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/Patrick J. Foye
                                            ------------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
 (a)(1)       Offer to Purchase, dated May 15, 2000. (Previously filed.)
 (a)(2)(i)    Letter of Transmittal and related Instructions. (Annex II to Exhibit (a)(1).)
 (a)(2)(ii)   Acknowledgment and Agreement. (Previously filed.)
 (a)(3)       Letter, dated May 15, 2000, from AIMCO OP to the limited partners of the Partnership.
              (Previously filed.)
 (a)(4)       Supplement to Offer to Purchase, dated June 14, 2000. (Previously filed.)
 (a)(5)       Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(4).)
 (a)(6)       Letter, dated June 14, 2000, from AIMCO OP to the limited partners of the Partnership.
              (Previously filed.)
 (a)(7)       Supplement to Offer to Purchase, dated June 23, 2000. (Previously filed.)
 (a)(8)       Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(7).)
 (a)(9)       Letter, dated June 23, 2000, from AIMCO OP to the limited partners of the Partnership.
              (Previously filed.)
 (a)(10)      Supplement to Offer to Purchase, dated June 27, 2000.
 (a)(11)      Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(10).)
 (a)(12)      Letter, dated June 27, 2000, from AIMCO OP to the limited partners of the Partnership.
 (b)(1)       Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO
              Properties,  L.P., Bank of America,  Bank Boston,  N.A., and First Union National Bank. (Exhibit
              10.1 to AIMCO's Current  Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
 (b)(2)       Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties,
              L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
              AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)
 (b)(3)       First Amendment to $345,000,000 Amended and Restated Credit Agreement,
              dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as
              Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's
              Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)
 (d)          Not applicable.
 (g)          Not applicable.
 (h)          Not applicable.
 (z)(1)       Agreement of Joint Filing, dated May 15, 2000, among AIMCO, AIMCO-GP and AIMCO OP. (Previously filed.)